Exhibit 99.1

MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company Kobex Minerals Inc. (“Kobex” or the “Corporation”) Suite 1703, Three Bentall Centre 595 Burrard Street, P.O. Box 49131 Vancouver, British Columbia V7X 1J1
Item 2	Date of Material Change The material change occurred on December 12, 2013.
Item 3	News Release A news release relating to the material change described herein was release by Marketwire on December 12, 2013.
Item 4	Summary of Material Change The Corporation announced a Normal Course Issuer Bid.
Item 5
Full Description of Material Change

5.1           Full Description of Material Change

For a full description of the material change, please refer to the press release of the Corporation dated December 12, 2013 attached hereto as Schedule "A".

5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8
Executive Officer

The name and business number of an executive officer of the Corporation who is knowledgeable about the material change and this report is:

Philip du Toit
President and Chief Executive Officer
Telephone: 647-818-2920

Item 9	Date of Report This report is dated December 12, 2013.

SCHEDULE “A”

1703 - 595 Burrard Street Vancouver, BC V7X 1J1 Canada Tel: (604) 689-1428 Fax: (604) 681-4692 www.kobexminerals.com TSX-V: KXM |OTCQB: KBXMF

NEWS RELEASE

KOBEX MINERALS INC. ANNOUNCES NORMAL COURSE ISSUER BID

Vancouver, BC – December 12, 2013 – Kobex Minerals Inc. ( “Kobex”) (TSX-V:KXM, OTCQB: KBXMF) – announced today that it has received regulatory approval from the TSX Venture Exchange (the “TSX Venture”) to make a Normal Course Issuer Bid (“NCIB”) commencing December 19, 2013 to purchase for cancellation up to 3,349,341 of its common shares, representing 10% of Kobex’s public float (as defined by the TSX Venture) as at December 12, 2013. The maximum purchase price for the NCIB will be $0.60 per share, and the program will end on December 18, 2014 unless the maximum amount of common shares is purchased before then or Kobex provides earlier notice of termination.

The purchase and payment for the common shares will be made by Kobex through the facilities of the TSX Venture Exchange. Haywood Securities Inc. has been selected as Kobex’s agent for the NCIB. The price paid for the common shares will be, subject to NCIB pricing rules contained in securities laws, the prevailing market price of such common shares on the TSX Venture Exchange at the time of such purchase. Kobex intends to fund the purchases out of available cash.

Kobex believes that the market price of its common shares may not reflect their underlying value and the Board of Directors has authorized this initiative because, in the Board’s opinion, the proposed purchase of common shares pursuant to the NCIB constitutes an appropriate use of Kobex’s funds, and the repurchase of its common shares is one way of creating shareholder value.

To the knowledge of Kobex, no director, senior officer or other insider of Kobex currently intends to sell any common shares under the NCIB. However, sales by such persons through the facilities of the TSX Venture may occur if the personal circumstance of any such person change or any such person makes a decision unrelated to these normal course purchases. The benefits to any such person whose common shares are purchased would be the same as the benefits available to all other holders whose common shares are purchased.

For further information, please contact:

Kobex Minerals Inc.
Phil du Toit, President and CEO
Tel:  647-818-2920

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
Forward-Looking Information: This news release may contain certain forward-looking information. All statements included herein, other than statements of historical fact, is forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forwardlooking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Kobex’s disclosure documents on the SEDAR website at www.sedar.com.